
02005532

NITED STATES
D EXCHANGE COMMISSION
ington, D.C. 20549

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SEC FILE NUMBER
8- 51916


SEC MAIL
RECEIVED
PROCESSING
FEB 0 4 2002
WASH. D.C.
SECTION

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/01 (MM/DD/YY) AND ENDING 12/31/01 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

CHELSEA MORGAN SECURITIES, INC.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

880 ANNADALE ROAD
(No. and Street)

STATEN ISLAND	NEW YORK	10312
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

JOHN PISAPIA (718) 967-8400
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KEMPISTY & COMPANY, CERTIFIED PUBLIC ACCOUNTANTS, P.C.
(Name — *if individual, state last, first, middle name*)

15 MAIDEN LANE, SUITE 1003	NEW YORK	NY	10038
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
FEB 12 2002
THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (391)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, **JOHN PISAPIA**, swear (or affirm) that, to the best of my knowledge and behalf the accompanying financial statement and supporting schedules pertaining to the firm of **CHELSEA MORGAN SECURITIES, INC.**, as of **December 31, 2001**, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

John Pisapia
Signature

PRESIDENT
Title

DIERDRE STEINHAUS AINBINDER
Notary Public, State of New York
No. 30-4899711
Qualified in Nassau County
Commission Expires July 6, 2003

Dierdre Steinhaus Ainbinder
Notary Public

This report** contains (check all applicable boxes):

- [x] (a) Facing page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of con-solidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A Copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*


SEC MAIL PROCESSING
RECEIVED
FEB 0 4 2002
354
WASH, D.C.
SECTION

CHELSEA MORGAN SECURITIES, INC.
D/B/A CHELSEA FINANCIAL SERVICES

STATEMENT OF FINANCIAL CONDITION

December 31, 2001

CHELSEA MORGAN SECURITIES, INC.
D/B/A CHELSEA FINANCIAL SERVICES

DECEMBER 31, 2001

INDEX

KEMPISTY & COMPANY

CERTIFIED PUBLIC ACCOUNTANTS, P.C.

15 MAIDEN LANE - SUITE 1003 - NEW YORK, NY 10038 - TEL (212) 406-7272 - FAX (212) 513-1930

INDEPENDENT AUDITORS' REPORT

To the Stockholder of
Chelsea Morgan Securities, Inc.
D/B/A Chelsea Financial Services

We have audited the accompanying statement of financial condition of Chelsea Morgan Securities, Inc. D/B/A Chelsea Financial Services as of December 31, 2001. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Chelsea Morgan Securities, Inc. D/B/A Chelsea Financial Services as of December 31, 2001, in conformity with accounting principles generally accepted in the United States of America.

Kempisty & Company CPAs PC

Kempisty & Company
Certified Public Accountants PC
New York, New York
January 22, 2002

CHELSEA MORGAN SECURITIES, INC.
D/B/A CHELSEA FINANCIAL SERVICES

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2001

ASSETS		
Cash	$	2,761
Deposit with clearing broker (cash $25,000)		25,000
Commissions receivable		21,341
Securities owned, not readily marketable, at estimated fair value		3,300
Deposits receivable		1,858
TOTAL ASSETS	$	54,260

LIABILITIES AND STOCKHOLDER'S EQUITY		
Accounts payable	$	11,887
Accrued expenses		8,150
Payroll taxes payable		4,823
TOTAL LIABILITIES		24,860
Commitments and contingent liabilities (Note 4)		
Stockholder's equity		
Common stock, par value $0.01, 1,000 shares authorized, issued and outstanding		10
Paid-in capital		86,990
Deficit		(57,600)
Total Stockholder's Equity		29,400
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$	54,260

The accompanying notes are an integral part of these financial statements.

CHELSEA MORGAN SECURITIES, INC.
D/B/A CHELSEA FINANCIAL SERVICES

NOTES TO FINANCIAL STATEMENTS
December 31, 2001

NOTE 1- ORGANIZATION AND NATURE OF BUSINESS

Chelsea Morgan Securities, Inc. D/B/A Chelsea Financial Services (an S corporation) (the "Company") was incorporated in the State of New York on May 5, 1999. The Company is registered as a securities broker-dealer with the Securities and Exchange Commission and became a member of the National Association of Securities Dealers, Inc. in January, 2000.

The Company earns commission income by introducing and forwarding as a broker, transactions and accounts of customers to another broker-dealer who carries such accounts on a fully disclosed basis.

NOTE 2- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Depreciation

The cost of furniture and equipment is depreciated over the estimated useful lives of the related assets of 5 to 7 years on a straight line basis for book and on an accelerated basis for tax purposes.

Concentration of Credit Risk

The Company is engaged in various investment and brokerage activities in which counterparties primarily include broker-dealers, banks, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires the Company's management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

NOTE 2- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Comprehensive Income

The Company adopted Statement of Financial Accounting Standards No. 130, "Reporting Comprehensive Income" (SFAS No. 130"). SFAS No. 130 requires an entity to report comprehensive income and its components and increases financial reporting disclosures. This standard has no impact on the Company's financial position, cash flows or results of operations since no elements of the Company's comprehensive income exist other than the loss from operations.

NOTE 3- COMMITMENTS AND CONTINGENCIES

On October 15, 2000 the Company entered into a lease agreement for office space which expired on October 31, 2001. The Company is currently leasing the same office space on a month to month basis. During 2001 the Company paid $10,800 in rent expense.

During 2001 the Company entered into operating lease agreements for office equipment and an auto which expire during 2004. During 2001 the Company paid $7,225 in rent expense for this equipment. Remaining commitments under the operating leases are as follows:

Year ending December 31,	Amount
2002	11,576
2003	11,576
2004	6,480
	$ 29,632

NOTE 4- RECEIVABLE FROM BROKER-DEALERS AND CLEARING ORGANIZATIONS

Amounts receivable from and payable to the Company's clearing organization at December 31, 2001, consist of the following:

	Receivable	Payable
Deposit with clearing broker	$ 25,000	$
Commissions receivable	21,341	-
	$ 46,341	$ -

NOTE 5- PROVISION FOR STATE AND LOCAL TAXES

The Company has elected "S Corporation" status with the Internal Revenue Service and state taxing authorities. The stockholder includes the "S Corporation" income or loss in his individual tax returns, and accordingly, no income taxes or benefits are provided for in the financial statements during the period of "S Corporation" status.

CHELSEA MORGAN SECURITIES, INC.
D/B/A CHELSEA FINANCIAL SERVICES

NOTES TO FINANCIAL STATEMENTS
December 31, 2001

NOTE 6- SECURITIES OWNED - NOT READILY MARKETABLE

Securities not readily marketable include investment securities (a) for which there is no market on a securities exchange or no independent publicly quoted market, (b) that cannot be publicly offered or sold unless registration has been effected under the Securities Act of 1933, or (c) that cannot be offered or sold because of other arrangements, restrictions, or conditions applicable to the securities or to the Company.

At December 31, 2001, these securities at estimated fair values consist of the following:

Equities	$ 3,300

NOTE 7- NET CAPITAL REQUIREMENTS

As a registered broker-dealer and member of the National Association of Securities Dealers, Inc., the Company is subject to Rule 15c3-1 of the Securities and Exchange Commission which requires that net capital, as defined, be at least the greater of $5,000 or one-fifteenth of aggregate indebtedness, as defined. Net capital changes from day to day, but as of December 31, 2001, the Company had net capital of $24,242 which exceeded requirements by $19,242. The Company's net capital ratio was 1.03 to 1.

NOTE 8- EXEMPTION FROM RULE 15c3-3

The Company is exempt from the Securities and Exchange Commission Rule 15c3-3 and, therefore, is not required to maintain a "Special Reserve Bank Account for the Exclusive Benefit of Customers".

NOTE 9- OFF BALANCE SHEET RISK

Pursuant to a clearance agreement, the Company will introduce all of its securities transactions to its sole clearing broker on a fully disclosed basis. Therefore, all of the customers' money balances and long and short security positions will be carried on the books of the clearing broker. Under certain conditions as defined in the clearance agreement, the Company has agreed to indemnify the clearing broker for losses, if any, which the clearing broker may sustain from carrying securities transactions introduced by the Company. In accordance with industry practice and regulatory requirements, the Company and the clearing broker monitor collateral on the securities transactions introduced by the Company.